**Mercedes-Benz Auto Receivables Trust 2019-1**
**Investor Report**

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 2 | | | |
| Collection Period (from... to) | 1-Oct-2019 | 31-Oct-2019 | | |
| Determination Date | 13-Nov-2019 | | | |
| Record Date | 14-Nov-2019 | | | |
| Distribution Date | 15-Nov-2019 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Oct-2019 | 15-Nov-2019 | Actual/360 Days | 31 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Oct-2019 | 15-Nov-2019 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 360,800,000.00 | 258,526,516.47 | 209,381,518.03 | 49,144,998.44 | 136.211193 | 0.580326 |
| Class A-2A Notes | 511,000,000.00 | 511,000,000.00 | 511,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-2B Notes | 50,000,000.00 | 50,000,000.00 | 50,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-3 Notes | 464,000,000.00 | 464,000,000.00 | 464,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 128,560,000.00 | 128,560,000.00 | 128,560,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,514,360,000.00** | **1,412,086,516.47** | **1,362,941,518.03** | **49,144,998.44** | | |
| | | | | | | |
| Overcollateralization | 38,846,436.21 | 38,830,160.91 | 38,830,160.91 | | | |
| Adjusted Pool Balance | 1,553,206,436.21 | 1,450,916,677.38 | 1,401,771,678.94 | | | |
| Yield Supplement Overcollateralization Amount | 61,799,793.88 | 59,419,148.16 | 54,802,955.85 | | | |
| **Pool Balance** | **1,615,006,230.09** | **1,510,335,825.54** | **1,456,574,634.79** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,846,436.21 | 2.50% |
| Target Overcollateralization Amount | 38,830,160.91 | 2.50% |
| Current Overcollateralization Amount | 38,830,160.91 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 49,144,998.44 | 136.211193 |
| Class A-2A Notes | 2.040000% | 868,700.00 | 1.700000 | 868,700.00 | 1.700000 |
| Class A-2B Notes | 2.093500% | 90,136.81 | 1.802736 | 90,136.81 | 1.802736 |
| Class A-3 Notes | 1.940000% | 750,133.33 | 1.616667 | 750,133.33 | 1.616667 |
| Class A-4 Notes | 2.040000% | 218,552.00 | 1.700000 | 218,552.00 | 1.700000 |
| **Total** | | **$1,927,522.14** | | **$51,072,520.58** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---:|---|---:|
| Principal Collections | 52,602,579.07 | (1) Total Servicing Fee | 1,258,613.19 |
| Interest Collections | 4,620,900.36 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 745,953.30 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 100,306.58 | | |
| Purchase Amounts | 104,714.42 | (3) Interest Distributable Amount Class A Notes | 1,927,522.14 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 109,186.44 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **58,283,640.17** | (6) Regular Principal Distributable Amount | 49,144,998.44 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **58,283,640.17** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 5,952,506.40 |
| | | **Total Distribution** | **58,283,640.17** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 1,258,613.19 | 1,258,613.19 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 1,927,522.14 | 1,927,522.14 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 868,700.00 | 868,700.00 | 0.00 |
| thereof on Class A-2B Notes | 90,136.81 | 90,136.81 | 0.00 |
| thereof on Class A-3 Notes | 750,133.33 | 750,133.33 | 0.00 |
| thereof on Class A-4 Notes | 218,552.00 | 218,552.00 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 1,927,522.14 | 1,927,522.14 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 49,144,998.44 | 49,144,998.44 | 0.00 |
| Aggregate Principal Distributable Amount | 49,144,998.44 | 49,144,998.44 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 3,883,016.09 |
| Reserve Fund Amount - Beginning Balance | 3,883,016.09 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 6,075.30 |
| minus Net Investment Earnings | 6,075.30 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,883,016.09 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 6,075.30 |
| Net Investment Earnings on the Collection Account | 103,111.14 |
| Investment Earnings for the Collection Period | 109,186.44 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,615,006,230.09 | 50,838 |
| Pool Balance beginning of Collection Period | 1,510,335,825.54 | 49,580 |
| Principal Collections | 33,370,963.87 | |
| Principal Collections attributable to Full Pay-offs | 19,231,615.20 | |
| Principal Purchase Amounts | 104,578.24 | |
| Principal Gross Losses | 1,054,033.44 | |
| Pool Balance end of Collection Period | 1,456,574,634.79 | 48,839 |
| Pool Factor | 90.19% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 3.71% | 3.72% |
| Weighted Average Number of Remaining Payments | 52.01 | 49.12 |
| Weighted Average Seasoning (months) | 12.33 | 15.61 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 1,452,067,848.97 | 48,746 | 99.69% |
| 31-60 Days Delinquent | 3,626,258.91 | 75 | 0.25% |
| 61-90 Days Delinquent | 523,013.97 | 13 | 0.04% |
| 91-120 Days Delinquent | 357,512.94 | 5 | 0.02% |
| Total | 1,456,574,634.79 | 48,839 | 100.00% |

| **Delinquency Trigger** | **2.302%** |
|---|---|
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.060% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 1,054,033.44 | 37 | 2,005,868.43 | 65 |
| Principal Net Liquidation Proceeds | 744,717.53 | | 1,199,761.75 | |
| Principal Recoveries | 97,635.04 | | 97,635.04 | |
| Principal Net Loss / (Gain) | 211,680.87 | | 708,471.64 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.171% |
| Prior Collection Period | 0.381 % |
| Second Prior Collection Period | NA |
| Third Prior Collection Period | NA |
| Four Month Average | 0.276% |

| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.044% |
|---|---|
| **Average Net Loss / (Gain)** | 10,899.56 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.